SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

1 GRG/GRGCS Av. Graça Aranha, nº 26, 4th floor. 20030-000 Rio de Janeiro - RJ RCA 997, of 11.24.2023 DELs-192 and 193 of 11.24.2023

CERTIFICATE

MINUTES OF NINE HUNDRED AND NINETY-SEVENTH MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 3330034676-7/CNPJ n.º 00001180/0001-26

It is certified, for all due purposes, that on the 997th meeting of the Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras ("Company" or "Eletrobras") was held at 9:15 a.m. on the twenty-fourth day of November of the year two thousand and twenty-three, as called by the Chairman of the Board of Directors, by means of electronic correspondence, pursuant to article 25, paragraph 4, of the Company's Bylaws. The meeting was held at Eletrobras' headquarters, located at Avenida Graça Aranha, n.º 26, 20th floor, Centro, Rio de Janeiro – RJ. Board Member VICENTE FALCONI CAMPOS (VFC) chaired the meeting in person. Board members CARLOS EDUARDO RODRIGUES PEREIRA (CRP), DANIEL ALVES FERREIRA (DAF), IVAN DE SOUZA MONTEIRO (ISM), MARISETE FÁTIMA DADALD PEREIRA (MFP), MARCELO GASPARINO DA SILVA (MGS), MARCELO DE SIQUEIRA FREITAS (MSF) and PEDRO BATISTA DE LIMA FILHO (PBL) attended the meeting in person. Board FELIPE VILLELA DIAS (FVD) participated in the meeting via video conference. There was no record of absence from the meeting, understood as non-participation in any segment of the conclave. The meeting was chaired by Governance Superintendent BRUNO KLAPPER LOPES (BKL) with the support of the Governance Secretary FERNANDO KHOURY FRANCISCO JUNIOR (FKJ). The Vice President of Governance, Risks and Compliance, Ms. Camila Gualda Sampaio Araújo attended the meeting in person, as a guest. INSTRUCTION: The support material was made available to the Directors through the Governance Portal. INSTALLATION AND DELIBERATION QUORUMS: As prescribed in article 25, caput, of the Eletrobras Bylaws, the deliberations of this conclave must take place in the presence of the majority of its members, and its deliberations must be taken, as a general rule, by the majority of those present, except in cases of qualified quorum portrayed in article 26 of the Bylaws. The meeting was installed with the presence of nine members, in compliance with the minimum installation quorum of five members, and with a minimum quorum for deliberations of five members, except in cases where there is an explicit record of a change in the quorum of those present at the time of the deliberation. The prior declaration of a conflict of interest by the Board Member and/or their momentary absence from the conclave will result in their absence the purposes of calculating the respective minimum quorum for deliberation.

DEL 192, of 11.24.2023. Approval of the Indemnity Policy and its Appendices I (indemnity contract) and II (term of adhesion to the indemnity contract). The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, in the exercise of its powers, embodied in the decision of the Executive Board, in the supporting material and in the documents below, and based on the favorable opinion issued by the Personnel Committee at its 54th meeting held on 11.23.2023, in the favorable opinion issued by the Legal Affairs Support Committee at its 18th meeting held on 11.10.2023, DELIBERATED: Deliberative Proposal PD-VGR 033 of 11.17.2023; 1. To approve the Indemnity Policy and its Appendices I and II, according to the draft contained in Annex I, an integral part of this Resolution. 2. Exception to compliance with the guidelines of sub-items 4.9.1, 4.9.2, 4.9.3 and 4.9.4 – Ratification and Disclosure – of the Regulation on Unified Normative Documents – Edition 1.0. 3. Repeal all provisions to the contrary within the scope of Eletrobras and its wholly-owned subsidiaries, in particular NG-119 BUSINESS MANAGEMENT STANDARD and PG-054.03 - BUSINESS MANAGEMENT PROCEDURE (Eletrobras CGT Eletrosul), PDC Jur 000 001 - Legal Assistance Procedure to members and former members of the Executive Board, Board of Directors, Employees and Former Employees" (Eletrobras Eletronorte). 4. Determine that the Vice Presidency of Governance, Risks and Compliance - VGR, through Corporate Governance - GRG, the Governance Secretariat - GRGS, Strategic Governance - GRGCE, Compliance - GRCO and Regulations - GRPSDN, the Vice Presidency of Finance and Investor Relations, through Insurance - FRFSE and Investor Relations - FRR, and the Legal Vice Presidency, through the General Legal Department - JRJ adopt, each within its scope of action, the necessary measures to comply with this Resolution.

2 GRG/GRGCS Av. Graça Aranha, nº 26, 4th floor. 20030-000 Rio de Janeiro - RJ RCA 997, of 11.24.2023 DELs-192 and 193 of 11.24.2023

➢	Approval quorum: Unanimity.

Del 194, of 11.24.2023. Management Remuneration Policy. The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, in the exercise of its powers, embodied in the decision of the Executive Board, in the support material and in the documents below, and based on the favorable opinion issued by the People Committee at its 54th meeting held on 11.23.2023, DELIBERATED: Deliberative Proposal PD-VGR 034, of 11.21.2023. 1. To approve the Management Remuneration Policy – edition 1.0, according to the draft contained in Annex I, an integral part of this Resolution. 2. Repeal the Remuneration Regulations for Members of the Executive Board, Boards of Directors and Fiscal Councils and Statutory Committees of the Eletrobras Companies – REG-23, Edition 1.0, approved by Resolution RES-373/2021, of 05/31/2021, of the Executive Board of Eletrobras and by Deliberation DEL-125/2021, of 06/17/2021, of the Board of Directors of Eletrobras. 3. Exception to compliance with the guidelines of sub-items 4.9.1, 4.9.2, 4.9.3 and 4.9.4 – Ratification and Disclosure – of the Unified Normative Documents Regulation – Edition 1.0. 4. Repeal all provisions to the contrary. 5. To determine that the Executive Vice-Presidency of Governance, Risks and Compliance - VGR, through Corporate Governance - GRG, the Governance Secretariat - GRGS, Strategic Governance - GRGGE, Regulation - GRPSDN, the Communication Department - DCO and the Vice-Presidency of People, Management and Culture - VGC, adopt, each within its scope of action, the necessary measures to comply with this Resolution.

➢	Approval quorum: Unanimity.

Closure and drawing up of the minutes certificate: It is hereby recorded that the material relating to the items deliberated at this Board of Directors’ Meeting is on file at the Company's headquarters. There being no further business to discuss with regard to DELs-192 and 193/2023, the President VFC declared the related work closed and instructed the Governance Secretary to draw up this Certificate which, after being read and approved, will be signed by the same Governance Secretary. The other resolutions held at this meeting were omitted from this certificate, as they related to purely internal interests of the Company, a legitimate precaution, supported by the Administration’s duty of secrecy, in accordance with the "caput" of article 155 of the Brazilian Corporation Law, and are therefore outside the scope of the rule contained in paragraph 1 of article 142 of the aforementioned Law. The following were present: Chairman VICENTE FALCONI CAMPOS; Board members CARLOS EDUARDO RODRIGUES PEREIRA, DANIEL ALVES FERREIRA, FELIPE VILLELA DIAS, IVAN DE SOUZA MONTEIRO, MARCELO DE SIQUEIRA FREITAS, MARCELO GASPARINO DA SILVA, MARISETE FÁTIMA DADALD PEREIRA, PEDRO BATISTA DE LIMA FILHO; Governance Officer: BRUNO KLAPPER LOPES; Governance Secretary: FERNANDO KHOURY FRANCISCO JUNIOR. This certificate is drawn up and signed by me, FERNANDO KHOURY FRANCISCO JUNIOR, Governance Secretary of Eletrobras.

Rio de Janeiro, December 05, 2023.

FERNANDO KHOURY FRANCISCO JUNIOR

Governance Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 5, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.